

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 22, 2009

Mr. James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

Re: Multiband Corporation
        Preliminary Proxy Statement on Schedule 14A
        Filed July 14, 2009
        File No. 000-13529

Dear Mr. Mandel:

        We have completed our review of your proxy statement and have no further comments at this time.

                                Sincerely,

                                Celeste M. Murphy
                                Legal Branch Chief